Filed pursuant to Rule 424(b)(3)

Registration No. 333-206626

PROSPECTUS SUPPLEMENT NO. 1

STICKER SUPPLEMENT

to Prospectus dated

April 12, 2016

GWG HOLDINGS, INC.

This “Prospectus Supplement No. 1—Sticker Supplement to Prospectus dated April 12, 2016,” supplements and amends our prospectus dated April 12, 2015 (referred to simply as our “prospectus”). You should read this sticker supplement together with the prospectus since the information contained herein supplements and amends the information contained in the prospectus. Capitalized terms contained in this sticker supplement have the same meanings as in the prospectus unless otherwise stated herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This sticker supplement is part of the prospectus and either it or its contents must accompany the prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933.

The date of this prospectus supplement is April 26, 2016

NOTE OF EXPLANATION

GWG Holdings, Inc. has prepared this sticker supplement to update the prospectus as a result of certain amendments effected to the Certificate of Designation for the Redeemable Preferred Stock. These amendments were approved at the 2016 annual meeting of stockholders held on April 22, 2016, and also consented to by the holders of a majority of the shares of Redeemable Preferred Stock issued and outstanding on the applicable record date.

The approved and effected amendments affect the regular record date for determining the holders of record of Redeemable Preferred Stock entitled to receive monthly dividends, and also affect the right of holders to request redemption and the redemption fees that will apply in the case of redemption requests that are honored. Other than the disclosures set forth below, this sticker supplement does not supplement or alter the prospectus in any way.

DIVIDEND MATTERS

●	On page 5 of the prospectus, in the section entitled “Prospectus Summary—The Offering,” across from the bold caption “Redeemable Preferred Stock,” the paragraph that is sub-captioned “Dividends” (in italics) will now read:

Dividends. Holders of Redeemable Preferred Stock are entitled to receive, when and as declared by our Board of Directors out of legally available funds, cumulative cash dividends on each share of Redeemable Preferred Stock at an annual rate of 7.00% of the Stated Value of such share. Dividends on the Redeemable Preferred Stock will be calculated based on twelve 30-day months. The regular record date we will use for determining the holders of record entitled to receive any payment of dividends on a payment date will be the final business day of the month on which our common stock trades or is eligible to trade, subject to the requirement that a holder must have held preferred shares for more than two business days. Payment of dividends will be made monthly, in arrears (to the holders of record on the immediately prior record date), on the 15th calendar day of the next following month (or the next business day thereafter if the 15th calendar day is not a business day). Dividends on each share of Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of issuance and regardless of whether our Board of Directors declares and pays such dividends.

●	On page 36 of the prospectus, in the section entitled “Description of the Redeemable Preferred Stock,” under the bold caption “Redeemable Preferred Stock,” the seventh paragraph (appearing under the italicized sub-caption “Dividends”) will now read:

Dividends on each share of Redeemable Preferred Stock will begin accruing on, and are cumulative from, the date of issuance. Dividends on the Redeemable Preferred Stock will be calculated based on twelve 30-day months. The regular record date we will use for determining the holders of record entitled to receive any payment of dividends on a payment date will be the final business day of each month, on which business day our common stock trades or is eligible for trading (subject to the requirement that a holder must have held his, her or its preferred shares for more than two business days). Payment of dividends will be made monthly, in arrears (to the holders of record on the immediately prior record date), on the 15th calendar day of the next following month (or the next business day thereafter if the 15th calendar day is not a business day). In the event that provisions of Delaware law, our Certificate of Incorporation, as amended, or our borrowing agreements prohibit us from paying dividends in cash, and we do not pay dividends through the issuance of preferred stock as described above, unpaid dividends will cumulate.

1

REDEMPTION MATTERS

●	On page 6 of the prospectus, in the section entitled “Prospectus Summary—The Offering,” across from the bold caption “Redeemable Preferred Stock,” the paragraph that is sub-captioned “Redemption Request at the Option of a Holder” (in italics) will now read:

Redemption Request at the Option of a Holder. A holder will have the opportunity to request that we redeem such holder’s Redeemable Preferred Stock at a redemption price equal to the Stated Value of any shares we agree to redeem, plus any accrued but unpaid dividends thereon, less the applicable redemption fee (if any). As a percentage of the aggregate redemption price of shares we agree to redeem, the redemption fee shall be:

●	12% if the redemption is requested before the first anniversary of the original issuance of such shares;

●	10% if the redemption is requested on or after the first anniversary and before the second anniversary of the issuance of such shares; and

●	8% if the redemption is requested on or after the second anniversary and before the third anniversary of the issuance of such shares.

No redemption fee will apply for redemptions requested on or after the third anniversary of issuance.

●	On pages 37 and 38 of the prospectus, in the section entitled “Description of the Redeemable Preferred Stock,” under the bold caption “Redeemable Preferred Stock,” the three paragraphs appearing in and under the italicized sub-caption “Redemption Request at the Option of a Holder” will now read:

Redemption Request at the Option of a Holder. Holders of Redeemable Preferred Stock will have the opportunity to request that we redeem their Redeemable Preferred Stock at a redemption price equal to the Stated Value of the shares we agree to redeem, plus any accrued but unpaid dividends thereon, less an applicable redemption fee (if any). As a percentage of the aggregate redemption price of shares we agree to redeem, the redemption fee shall be:

●	12% if the redemption is requested before the first anniversary of the original issuance of such shares;

●	10% if the redemption is requested on or after the first anniversary and before the second anniversary of the issuance of such shares; and

●	8% if the redemption is requested on or after the second anniversary and before the third anniversary of the issuance of such shares.

No redemption fee will apply for redemptions requested on or after the third anniversary of issuance.

2

OTHER CHANGES

●	On page iv of the prospectus, in the section entitled “Frequently Asked Questions About This Offering,” the first question and answer will now read:

What is this offering?

GWG Holdings, Inc. is offering to sell 100,000 shares of Redeemable Preferred Stock at $1,000 per share. This stock will pay a 7.00% per annum cumulative dividend. The stock will be callable at GWG’s discretion once it has been outstanding for at least one year. Investors may request us to redeem this stock, subject, however, to a redemption fee that may apply if we agree to redeem any preferred shares. In addition, investors may themselves elect to convert some of their preferred shares into GWG’s common stock.

●	On page v of the prospectus, in the section entitled “Frequently Asked Questions About this Offering,” the second question and answer will now read:

Will it be possible to redeem the shares for cash at some point?

You will be permitted to request (but not require) redemption of your preferred shares at a redemption price equal to the Stated Value of shares we agree to redeem, plus any accrued but unpaid dividends thereon. In some cases, however, a redemption fee may apply. After preferred shares have been held at least three years, no redemption fee will apply.

You should understand that we will not be obligated in all cases to honor these redemption requests. Our obligation to honor redemption requests will be limited to the extent that we do not have sufficient funds available to fund any such redemption (which determination we will make in our discretion), by applicable law, any restrictions in our Certificate of Incorporation, as amended, and any borrowing agreements to which we or our subsidiaries are a party or are otherwise bound. To the extent we have requests for redemptions that we are unable to satisfy, we will honor redemption requests promptly after we become able to do so, with all such deferred redemption requests being satisfied on a prorated basis, regardless of the order in which we received those requests. See “Description of the Redeemable Preferred Stock.” See also “Risk Factors — You may not be able to redeem your shares of Redeemable Preferred Stock when and as you wish.”

●	On page 8 of the prospectus, in the section entitled “Prospectus Summary—The Offering,” the bold caption “Pending Amendments” and the related disclosure across therefrom shall be deleted and removed.

3